July 19, 2024

Evangelos Perros
Chief Financial Officer
Pagaya Technologies Ltd.
90 Park Ave, 20th Floor
New York, NY 10016

       Re: Pagaya Technologies Ltd.
           Form 20-F for the Fiscal Year ended December 31, 2023
           Filed March 8, 2024
           File No. 001-41430
Dear Evangelos Perros:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2023
Operating and Financial Review and Prospects
A. Operating Results
Reconciliation of Non-GAAP Financial Measures, page 77

1. We note that you report Fee Revenue Less Production Cost ("FRLPC") as a non-GAAP
       measure although without the reconciliation prescribed by Item 10(e)(1)(i)(B) of
       Regulation S-K. The compilation table that you include on page 78 does not meet this requirement as revenue would not be appropriately considered the most directly comparable GAAP financial measure, in isolation of any allocable costs.

       Given the composition of your non-GAAP measure, we believe that you would need to present gross profit as the most directly comparable GAAP financial measure, and provide a reconciliation from gross profit to FRLPC. Please ensure that gross profit reflects all costs that are allocable to costs of revenues in accordance with GAAP, including the allocable portion of depreciation and software amortization.
 July 19, 2024
Page 2


       Please also ensure that disclosures regarding FRLPC include comparable details for gross profit, costs reflected in gross profit, and margin metrics based on gross profit as may be provided using FRLPC, such as those in Exhibits 99.1 and 99.2 to the Form 8-K that you filed on May 9, 2024, consistent with the guidance on prominence in the Answer to
       Question 102.10(a) of our Compliance and Disclosure Interpretations pertaining to Non-
       GAAP Measures, which you may view at the following website address.

       https://www.sec.gov/corpfin/non-gaap-financial-measures.htm

       For example, this guidance should be considered in preparing the various points listed or characterized as highlights in reporting results for the period. Please adhere to this guidance in all future reports and investor communications.
E. Critical Accounting Estimates, page 85

2. We note your disclosure explaining that you consider an accounting estimate to be critical when it reflects an assumption about information that was not available or that was highly uncertain when the estimate was made, and where a change in the estimate could have a material impact on your financial condition or results of operations.

       However, while you identify four categories of accounting and provide some general accounting policy information, you do not identify any of the specific critical accounting estimates that are reflected in your results of operations, or discuss any particular uncertainties associated with the methods of estimation or with the assumptions underlying any specific critical accounting estimates.

       Please expand your disclosures to provide a more comprehensive discussion and analysis of your critical accounting estimates, including details of the underlying assumptions and uncertainties, and the reasonably possible effects on your financial statement of resolving the uncertainties or updating the estimates with information that was not available when making the critical accounting estimate at the end of the period covered by your report.

       These disclosures should supplement rather than duplicate the description of accounting policies that are provided in the notes to your financial statements. Please refer to Item
       5.E. of Form 20-F and Section V of SEC Release No. 33-8350 for further guidance.
General

3. We note you have elected to file certain periodic and current reports on U.S. domestic issuer forms subsequent to filing your annual report on Form 20-F.

       The comments in this letter are also applicable to any corresponding disclosures that you provide using the U.S. domestic issuer forms.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 19, 2024
Page 3

       Please contact Yolanda Guobadia at 202-551-3562 or Yong Kim at 202-551-3323 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Energy &
Transportation